UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Table of Contents

Items:

1.	Other news

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

This is further to the disclosure made by ICICI Bank Limited (“ICICI Bank”) dated July 9, 2025 with regards to filing of the Draft Red Herring Prospectus by our subsidiary, ICICI Prudential Asset Management Company (“ICICI AMC”).

Today, at 12:16 a.m., we have been informed by ICICI AMC that it has filed the Red Herring Prospectus (“RHP”) dated December 5, 2025 with the Registrar of Companies, Delhi and Haryana for the initial public offering of up to 48,972,994 equity shares of face value of ₹ 1 each by way of Offer for Sale by Prudential Corporation Holdings Limited (“Offer”). The Offer includes a reservation of up to 2,448,649 equity shares of ICICI AMC for subscription by Eligible ICICI Bank Shareholders (as defined in the RHP) as on the date of the filing of the RHP with the Registrar of Companies, Delhi and Haryana.

The Offer will be open for subscription to public on Friday, December 12, 2025 and shall close on Tuesday, December 16, 2025. The anchor investor bid/ offer period will be open for subscription on Thursday, December 11, 2025.

We request you to kindly take the same on record.

Certain definitions in this release relating to a future period of time (including inter alia concerning our future business plans or growth prospects) are forward-looking statements intended to qualify for the 'safe harbor' under applicable securities laws including the US Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. These forward-looking statements are identified by their use of terms and phrases such as “aim,” “ambition,” “anticipate,” “aspire,” “aspiration”, “believe,” “commit,” “commitment,” “could,” “desire,” “estimate,” “expect,” “goals,” “intend,” “may,” “milestones,” “objectives,” “outlook,” “plan,” “probably,” “project,” “risks,” “schedule,” “seek,” “should,” “target,” “vision,” “will,” “would” and similar terms and phrases. Such forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. These risks and uncertainties include, but are not limited to statutory and regulatory changes, international economic and business conditions; political or economic instability in the jurisdictions where we have operations or which affect global or Indian economic conditions, increase in non-performing loans, unanticipated changes in interest rates, foreign exchange rates, equity prices or other rates or prices, our growth and expansion in business, the adequacy of our allowance for credit losses, the actual growth in demand for banking products and services, investment income, cash flow projections, our exposure to market risks, changes in India’s sovereign rating, as well as other risks detailed in the reports filed by us with the United States Securities and Exchange Commission. Any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of the date of this release. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email:companysecretary@icicibank.com Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date	: December 6, 2025	By:	/s/ Prachiti Lalingkar
Name :	Prachiti Lalingkar
Title :	Company Secretary

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email:companysecretary@icicibank.com Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India